EXHIBIT 12

ALLEGHENY ENERGY, INC. AND SUBSIDIARIES

COMPUTATION IN SUPPORT OF RATIO OF EARNINGS TO FIXED CHARGES

	For Years Ended December 31,
($ in thousands)	2004		2003	2002	2001		2000
Earnings:
Income (loss) from continuing operations	$129,732		$(308,875)	$(465,749)	$458,134		$310,968
Exclude amounts reflected in line above:
Income tax expense (benefit)	79,669		(202,170)	(313,112)	255,531		185,541
Minority interest in (loss) income of subsidiaries	(882)		(7,174)	(13,509)	2,338		—
Preferred dividends of subsidiary	5,037		5,037	5,037	5,037		5,040
Amortization of capitalized interest	2,288		1,592	852	578		236
Loss (income) from unconsolidated equity investees	663		948	33,767	(1,035)		(2,263)
Add fixed charges (see below)	419,448		454,461	299,343	273,341		237,060
Less amounts included in fixed charges:
Capitalized interest	(3,432)		(15,394)	(12,628)	(9,417)		(5,149)
Preference security dividend requirements of consolidated subsidiary (Note 1)	(7,967)		(8,233)	(8,284)	(7,738)		(7,931)

Total Earnings (as defined)	$624,556		$(79,808)	$(474,283)	$976,769		$723,502

Fixed Charges:
Interest expensed and capitalized	$404,505		$439,482	$280,298	$257,778		$224,226
Estimated interest component of rental expense	6,976		6,746	10,761	7,825		4,903
Preference security dividend requirements of consolidated subsidiary (Note 1)	7,967		8,233	8,284	7,738		7,931

Total Fixed Charges (as defined)	$419,448		$454,461	$299,343	$273,341		$237,060

Ratio of Earnings to Fixed Charges	1.49	x	(Note 2)	(Note 2)	3.57	x	3.05	x

Notes:
1	The preference security dividend requirement represents the amount of pre-tax earnings required to pay the dividends on outstanding preference securities of a subsidiary held by non-affiliates.
2	For the years ended December 31, 2003 and 2002, there are deficiencies of earnings to cover fixed charges of $534,269 and $773,626, respectively.